UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

Or

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number 1-14387

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Rentals, Inc. Acquisition Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Rentals, Inc.

Five Greenwich Office Park

Greenwich, Connecticut 06831

ANNUAL REPORT ON FORM 11-K

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

United Rentals, Inc. Acquisition Plan

Year Ended December 31, 2006 and 2005

With Report of Independent Auditors

Annual Report on Form 11-K

United Rentals, Inc. Acquisition Plan

Financial Statements

and Supplemental Schedule

December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

To United Rentals, Inc. Benefits and Retirement Committee

We have audited the accompanying statements of net assets available for benefits of United Rentals, Inc. Acquisition Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 4, 2007

United Rentals, Inc. Acquisition Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets:
Investments, at fair value:
United Rentals, Inc. Common Stock	$209,249	$295,126
T. Rowe Price Equity Index Trust Fund	1,111,316	1,267,869
Mutual Funds:
T. Rowe Price Spectrum Income Fund	1,834,777	2,117,938
T. Rowe Price Balanced Fund	3,416,587	3,180,085
T. Rowe Price Blue Chip Growth Fund	5,384,248	5,760,237
T. Rowe Price Dividend Growth Fund	—	256,544
T. Rowe Price Global Stock Fund	—	318,639
T. Rowe Price Growth and Income Fund	1,012,136	583,585
T. Rowe Price International Stock Fund	1,674,601	1,055,289
T. Rowe Price New Horizons Fund	827,997	887,162
T. Rowe Price Prime Reserve Fund	7,440,197	8,307,310
T. Rowe Price Retirement Income Fund	21,699	19,691
T. Rowe Price Retirement 2005 Fund	174,224	48,723
T. Rowe Price Retirement 2010 Fund	406,634	307,735
T. Rowe Price Retirement 2015 Fund	289,338	152,116
T. Rowe Price Retirement 2020 Fund	496,943	250,344
T. Rowe Price Retirement 2025 Fund	325,951	40,225
T. Rowe Price Retirement 2030 Fund	327,737	161,480
T. Rowe Price Retirement 2035 Fund	45,055	5,870
T. Rowe Price Retirement 2040 Fund	62,693	53,335
T. Rowe Price Retirement 2045 Fund	11,776	—
T. Rowe Price Science & Technology Fund	—	644,145
T. Rowe Price Small-Cap Value Fund	1,584,371	—
T. Rowe Price Small-Cap Stock Fund	—	1,521,257
T. Rowe Price Value Fund	1,314,767	1,222,683

Total investments	27,972,296	28,457,388

Participant loans	1,097,533	1,176,805

Net assets available for benefits	$29,069,829	$29,634,193

See accompanying notes.

United Rentals, Inc. Acquisition Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2006	2005
Additions:
Interest and dividend income	$1,085,936	$848,986
Net change in realized and unrealized appreciation/depreciation in fair value of investments	1,808,947	725,896

	2,894,883	1,574,882

Deductions:
Benefits paid directly to participants	3,437,222	3,051,927
Administrative expenses	22,025	25,192

Net decrease	(564,364)	(1,502,237)

Net assets available for benefits, beginning of year	29,634,193	31,136,430

Net assets available for benefits, end of year	$29,069,829	$29,634,193

See accompanying notes.

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements

December 31, 2006

1. Plan Description

The following description of the United Rentals, Inc. Acquisition Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which was established by United Rentals, Inc. (the “Company” or “Plan Sponsor”) on April 1, 1999. An individual who was an employee of a prior employer acquired by the Company shall become a participant of the Plan on the date that their assets from the prior employer plan are transferred to the Plan. The purpose of this Plan is to hold participant accounts which accumulated during their employment with the acquired company. Participants do not contribute currently to the Plan, but instead make contributions to the United Rentals, Inc. 401(k) Investment Plan or the United Rentals, Inc. Acquisition Plan for Union Employees.

Contributions

A participant may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company may contribute a discretionary amount, if any, to the Plan determined annually by the Board of Directors of the Company. The Company did not make any discretionary contributions to the Plan in 2006 and 2005.

Participant Accounts

Each participant account is credited with the participant’s share of the Company’s discretionary contribution, if any, assets transferred to this Plan from the participant’s prior employer plan, the participant’s share of the net earnings or losses on the investments of the assets of the Plan, distributions from the participant’s account, and any expenses or liabilities charged to the participant’s account.

Vesting

Participants in the Plan are fully vested in their accounts upon the transfer of their assets from the prior employer plan into the Plan.

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Investment Options

All of the Plan’s investment options are fully participant directed. The Plan’s custodian is T. Rowe Price Trust Company.

Participant Loans

Participants may borrow from their vested balances in the Plan, subject to certain restrictions and limitations set forth in the Plan document and the Internal Revenue Code. Loan terms range from one to five years for personal loans and up to a reasonable period of time as established by the Plan administrator for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions. Interest rates on outstanding loans range from 5.50% to 10.50%. Principal and interest are paid ratably through payroll deductions.

Distributions and Withdrawals

Upon retirement, termination of employment, or proven hardship, a participant may make withdrawals from their account. Hardship withdrawals must be authorized by the Plan administrator and are subject to the requirements and limitations set forth in the Plan document, the Internal Revenue Code and the regulations thereunder.

Administrative Expenses

A portion of the Plan’s administrative expenses are paid by the Company. All investment related expenses, and the balance of administrative expenses, are borne by the participants.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of Employee Retirement Income Security Act of 1974.

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Investments and Income Recognition

The Plan’s investments are stated at fair value as of the last trading date for periods presented. The fair value for common stock and mutual fund investments was measured by quoted prices in an active market. The T. Rowe Price Equity Index Trust is an underlying trust of a T. Rowe Price Common Trust Fund. The Plan’s accounting for the T. Rowe Price Equity Index Trust is based on the redemption value of the Plan’s units of participation in the T. Rowe Price Common Trust Fund. The redemption value is based on the fair market value of the underlying investments, as determined by the Plan’s custodian. Participant loans are valued at their outstanding principal balances, which approximate fair value.

Purchases and sale of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 20, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. If it were necessary, however, the Company, as Plan Sponsor, has indicated that it would take the necessary steps to bring the Plan’s operations into compliance with the Code.

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements (continued)

4. Investments

During 2006 and 2005, the Plan’s investments (including investments purchased, sold, or held during the period) appreciated (depreciated) in fair value as follows:

	Year ended December 31
	2006	2005
United Rentals, Inc. Common Stock	$71,057	$62,725
T. Rowe Price Equity Index Trust Fund	165,638	61,215
T. Rowe Price Spectrum Income Fund	66,761	(56,565)
T. Rowe Price Balanced Fund	245,110	11,516
T. Rowe Price Blue Chip Growth Fund	480,130	295,594
T. Rowe Price Dividend Growth Fund	9,271	143
T. Rowe Price Global Stock Fund	23,534	55,282
T. Rowe Price Growth and Income Fund	63,452	(50,052)
T. Rowe Price International Stock Fund	170,602	129,952
T. Rowe Price New Horizons Fund	12,214	68,960
T. Rowe Price Prime Reserve Fund	26	—
T. Rowe Price Retirement Income Fund	1,078	(580)
T. Rowe Price Retirement 2005 Fund	9,833	(2,925)
T. Rowe Price Retirement 2010 Fund	30,240	15,253
T. Rowe Price Retirement 2015 Fund	21,555	8,525
T. Rowe Price Retirement 2020 Fund	41,740	13,436
T. Rowe Price Retirement 2025 Fund	26,028	50
T. Rowe Price Retirement 2030 Fund	27,196	10,977
T. Rowe Price Retirement 2035 Fund	3,039	164
T. Rowe Price Retirement 2040 Fund	6,984	2,641
T. Rowe Price Retirement 2045 Fund	853	—
T. Rowe Price Science & Technology Fund	31,092	13,834
T. Rowe Price Small-Cap Stock Fund	164,848	54,188
T. Rowe Price Small Cap Value Fund	(44,336)	—
T. Rowe Price Value Fund	181,002	31,563

	$1,808,947	$725,896

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements (continued)

5. Contingencies

In August 2004, the Company received notice from the Securities and Exchange Commission (the “SEC”) that it was conducting a non-public, fact-finding inquiry of the Company. The SEC inquiry appears to relate to a broad range of the Company’s accounting practices and is not confined to a specific period. In March 2005, the Company’s Board of Directors formed a Special Committee of independent directors to review matters related to the SEC inquiry. The Company’s Board of Directors received and acted upon findings of the Special Committee in January 2006. The SEC inquiry, the actions that the Company took with respect to the Special Committee’s findings, and actions that the Company took with respect to certain other accounting matters, including the restatement of previously issued consolidated financial statements for 2003 and 2002, are discussed in further detail in Notes 3 and 17 to the Company’s consolidated financial statements included in its annual report on Form 10-K for 2005 (the “2005 Form 10-K”) and also summarized in the Company’s press release and related report on Form 8-K dated January 26, 2006. The SEC inquiry is ongoing and the Company is continuing to cooperate fully with the SEC. The U.S. Attorney’s office for the District of Connecticut has also requested information from the Company informally and by subpoena about matters related to the SEC inquiry. The Company is also cooperating fully with this office.

Following the Company’s announcement of the SEC inquiry, a number of purported class action lawsuits were filed against the Company. In addition, a number of alleged shareholders commenced actions by which they purported to sue derivatively on behalf of the Company. These matters are discussed in further detail in Note 17 to the Company’s consolidated financial statements included in the 2005 Form 10-K. Following the Company’s filing of the 2005 Form 10-K, amended complaints in certain of these actions have been filed that, among other things, add allegations relating to the conclusions of the Special Committee and the other matters disclosed in the 2005 Form 10-K, as well as, in the case of the class actions (which have been consolidated), expand the purported class period. Reference should be made to Note 5 to the Company’s consolidated financial statements included in its quarterly report on Form 10-Q for the quarterly period ended March 31, 2007 for the most recent summary of the status of these matters.

At December 31, 2006 and December 31, 2005, the Plan had $209,249 or 0.7% and $295,126 or 1.0%, respectively, of its total investments in the United Rentals, Inc. Common Stock.

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements (continued)

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Subsequent Event

In December 2006, the Company entered into a definitive agreement to sell its traffic control business to HTS Acquisition, Inc (“HTS”). The transaction closed in February 2007. HTS established a 401(k) plan for the traffic control employees and after the sale transaction closed, investments of approximately $1.5 million were transferred out of the Plan.

In April 2007, the Company announced that its board of directors had authorized the commencement of a process to explore a broad range of strategic alternatives to maximize shareholder value, including a possible sale of the Company, and had retained financial advisors in this process. There can be no assurance that the exploration of alternatives will result in a transaction.

Supplemental Schedule

United Rentals, Inc. Acquisition Plan

EIN# 06-1493538

Plan# 002

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value as of December 31, 2006
T. Rowe Price Trust Company*	Spectrum Income Fund	150,515	$1,834,777
	Balanced Fund	160,478	3,416,587
	Blue Chip Growth Fund	150,693	5,384,248
	Growth and Income Fund	45,715	1,012,136
	International Stock Fund	99,501	1,674,601
	New Horizons Fund	25,643	827,997
	Prime Reserve Fund	7,440,197	7,440,197
	Retirement Income Fund	1,653	21,699
	Retirement 2005 Fund	15,006	174,224
	Retirement 2010 Fund	25,623	406,634
	Retirement 2015 Fund	23,390	289,338
	Retirement 2020 Fund	28,642	496,943
	Retirement 2025 Fund	25,346	325,951
	Retirement 2030 Fund	17,630	327,737
	Retirement 2035 Fund	3,421	45,055
	Retirement 2040 Fund	3,344	62,693
	Retirement 2045 Fund	952	11,776
	Small-Cap Value Fund	38,446	1,584,371
	Value Fund	48,605	1,314,767
	Equity Index Trust Fund	26,843	1,111,316
United Rentals, Inc.*	United Rentals, Inc. Common Stock	8,228	209,249

Participant loans*	With interest rates ranging from 5.5% to 10.5%; maturities ranging from 8 months to 30 years		1,097,533

			$29,069,829

*	Indicates party-in-interest to the Plan.

Note:	The “Cost” column is not applicable because all of the Plan’s investment programs are fully participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED RENTALS, INC.
ACQUISITION PLAN

By:	/s/ Raymond J. Alletto
Name:	Raymond J. Alletto
Title:	Plan Administrator

June 7, 2007

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23	Consent of Independent Registered Public Accounting Firm